Prudential Investments LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

March 1, 2015

The Board of Trustees
Prudential Investment Portfolios 3
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102|

Re:	Prudential Jennison Select Growth Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through June 30, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.99% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President